

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via Email
Ken Martin
Chief Executive Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, Washington 98033

> **Re: Hitor Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year**
> ** Ended December 31, 2012**
> **Filed September 27, 2013**
> **File No. 000-54581**

Dear Mr. Martin:

We have reviewed your letter dated September 27, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Independent Auditor's Report on Financial Statements, page F-1

1.   We note the changes made in response to prior comment 2 did not address the incorrect reference in paragraph one of the opinion to the statements of income and stockholders' equity. Please request your auditors to amend their opinion to properly refer to the included financial statements (i.e., the *statements of operations* and the *statements of stockholders' deficit*). Further, paragraph one should also be revised to refer to the periods then ended (plural) and not the period then ended (singular).

2.   Further, please request your auditors to amend the revised opinion to comply with AU Section 508.08(h) and include their opinion whether the financial statements are presented fairly, in all material respects, *in conformity with U.S. generally accepted accounting principles*. The current opinion does not reference either U.S. GAAP or the country of origin of those principles as required by AU Section 508.08(h).

Note 5. Investment in Hitor Poland LLC

3.   In response to prior comment 6, you told us that the $23,100 represents the purchase of equipment for Hitor Poland. Since you disclose that you only own 49% of Hitor Poland, please explain to us your accounting policy for this investment and your analysis in determining the accounting policy. For example, if you account for this investment under the equity method, please explain your analysis in determining that the equity method is appropriate for this investment. Please explain to us the nature of this investment and the operations of Hitor Poland, including its total assets as of December 31, 2012 and its revenues, income (loss) from operations, and net income (loss) for the period ended December 31, 2012.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 202-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant